UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

National Research Corporation
(Name of Issuer)

Class A Common Stock, $.001 par value
 Class B Common Stock, $.001 par value
(Title of Class of Securities)

637372202 (Class A Common Stock)
637372301 (Class B Common Stock)
(CUSIP Number)

Patrick E. Beans
Amandla LLC
709 Pier 2
Lincoln, NE 68528
402-440-2768
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 15, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP Nos. 637372202 and 637372301

1		NAME OF REPORTING PERSONS Patrick E. Beans, as the Special Holdings Direction Adviser under the Amandla MK Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Common Stock – 5,494,440 Class B Common Stock – 1,884,205
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER Class A Common Stock – 5,494,440 Class B Common Stock – 1,884,205
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock – 5,494,440 Class B Common Stock – 1,884,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock – 26.2% Class B Common Stock – 53.2%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP Nos. 637372202 and 637372301

1		NAME OF REPORTING PERSONS Amandla MK Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Common Stock – 5,494,440 Class B Common Stock – 1,884,205
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER Class A Common Stock – 5,494,440 Class B Common Stock – 1,884,205
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock – 5,494,440 Class B Common Stock – 1,884,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock – 26.2% Class B Common Stock – 53.2%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP Nos. 637372202 and 637372301

Item 1.                          Security and Issuer.

This statement relates to shares of the Class A Common Stock, par value $.001 per share (the “Class A Common Stock”), and the Class B Common Stock, par value $.001 per share (the “Class B Common Stock”), of National Research Corporation, a Wisconsin corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1245 “Q” Street, Lincoln, Nebraska 68508.

Item 2.                          Identity and Background.

(a)            This Schedule 13D is being filed jointly by the parties identified below.

•	Patrick E. Beans, as Special Holdings Direction Adviser under the Amandla MK Trust (the “Adviser”).

•	Amandla MK Trust (the “Trust”).

Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.”  Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto as Exhibit 1.

(b)            The principal business address of the Adviser is c/o Amandla LLC, 709 Pier 2, Lincoln, NE 68528.  The principal business address of the Trust is c/o The Brynn Mawr Trust Company of Delaware, 20 Montchanin Road, Suite 100, Greenville, Delaware 19807.

(c)            The principal occupation of the Adviser is a financial manager.

(d)            None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)            The Adviser is a citizen of the United States of America.  The Trust is governed by the laws of the state of Delaware.

CUSIP Nos. 637372202 and 637372301

Item 3.                          Source and Amount of Funds or Other Consideration.

On February 15, 2018, the Trust, through its ownership of Amandla II, LLC (“Amandla II”), indirectly acquired all of the interests of Michael D. Hays, the founder and Chief Executive Officer of the Issuer, in Amandla, LLC (the “Transferred Interest”), which included 5,494,440 shares of Class A Common Stock (the “Purchased Shares”), in a private purchase under the terms of a Purchase and Sale Agreement between Michael D. Hays and Amandla II, a copy of which is attached hereto as Exhibit 2.  The consideration for the Transferred Interest was the issuance and delivery by Amandla II of a promissory note of $107,052,000, a copy of which is attached hereto as Exhibit 3, of which approximately $106,103,973.74 related to the consideration for the Purchased Shares.

Item 4.                          Purpose of Transaction.

The Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except (1)  all of the Reporting Persons’ shares of stock of the Issuer, as well as shares held by Mr. Hays and other trusts established by Mr. Hays for the benefit of his family, are covered by one or more resale registration statements of the Issuer; (2) as announced by the Issuer on December 13, 2017, and further described in Amendment No. 4 to the Preliminary Proxy Statement on Schedule 14A filed by the Issuer with the Securities and Exchange Commission on February 23, 2018, the Issuer intends to consummate a recapitalization plan pursuant to which each share of Class B Common Stock will be exchanged for one share of Class A Common Stock plus $19.59 in cash and which will result in the Class B Common Stock being delisted from trading on the Nasdaq Stock Market and being deregistered under the Securities Exchange Act of 1934, as amended; and (3) on February 23, 2018, the Adviser sent a letter to the board of directors of the Issuer (the "Board"), a copy of which is attached hereto as Exhibit 4 and is incorporated herein, (A) disclosing to the Board that the Adviser would be open to, and from time to time may initiate, conversations with the Board or management of the Issuer regarding potential dispositions of the shares held by the Trust, with a preference for transactions that would value the shares on the basis of a controlling interest, and potential strategic alternatives that would enhance shareholder value and liquidity, (B) to the extent that the Issuer receives inquiries regarding any such potential strategic alternatives, requesting that those inquiries be given due consideration, and (C) informing the Board that the Adviser may from time to time seek discussions with other current or prospective shareholders, industry analysts, existing or potential strategic partners, investment and other professionals, and other third parties, regarding potential dispositions of the shares held by the Trust, including transactions of the nature referenced above or in Amendment No. 4 to the Preliminary Proxy Statement on Schedule 14A filed by the Issuer with the Securities and Exchange Commission on February 23, 2018.

The Reporting Persons may also pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D, and may group with any other party or parties to do so, including, without limitation, any other trusts for the benefit of members of the Hays family. The Reporting Persons may seek to influence such actions through customary means including presenting its views for consideration to the Issuer and its Board, shareholders and other interested parties, privately or publicly. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

CUSIP Nos. 637372202 and 637372301

Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above and the matters referenced in the attached letter, actions taken by the Issuer's Board, price levels of the Issuer's Class A Common Stock or Class B Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, and other factors that the Reporting Persons may deem material, the Reporting Persons may in the future take such actions with respect to its investment position in the Issuer as it deems appropriate including, without limitation, purchasing additional Class A Common Stock or Class B Common Stock or selling some or all of its holdings of Class A Common Stock or Class B Common Stock.

Item 5.                          Interests in Securities of the Issuer.

(a)            Set forth below is the aggregate number and percentage of outstanding shares of Class A Common Stock and Class B Common Stock owned beneficially by each Reporting Person named in Item 2 (based on 20,970,575 shares of Class A Common Stock and 3,540,857 shares of Class B Common Stock outstanding as of February 16, 2018):

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
Trust and Adviser	Class A Common Stock – 5,494,440	Class A Common Stock – 26.2%
Trust and Adviser	Class B Common Stock – 1,884,205	Class B Common Stock – 53.2%

The Adviser is the Special Holdings Direction Adviser under the Trust and may be deemed to have sole voting and dispositive power with regard to the shares of Class A Common Stock and Class B Common Stock held by the Trust.

(b)        The Adviser has sole voting and dispositive power of the Class A Common Stock and Class B Common Stock beneficially owned by the Trust for the reasons described in Item 5(a).

(c)        The following transactions in the Class A Common Stock and/or Class B Common Stock have occurred since the most recent filing of Schedule 13D by the Reporting Persons:

Name	Trade Date	Number of Shares Acquired	Price Per Share	Where and How Transaction was Effected
Trust and Adviser	2/15/2018	Class A Common Stock - 5,494,440	$19.31*	Private purchase
*Reflects certain applied discounts.

(d)        No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Common Stock and Class B Common Stock beneficially owned by any Reporting Person.

(e)        Not applicable.

CUSIP Nos. 637372202 and 637372301

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in Item 3 above, the Purchased Shares were acquired in a private sale under the terms of a Purchase and Sale Agreement, effective as of February 15, 2018, between Michael D. Hays and Amandla II, a copy of which is attached hereto as Exhibit 2, and were paid for by the issuance and delivery of a promissory note, a copy of which is attached hereto as Exhibit 3.

Pursuant to the terms of the Trust, the Adviser has exclusive management authority and responsibility for the shares of stock of the Issuer held by the Trust.

Other than the foregoing agreements and arrangements, the Joint Filing Agreement filed as Exhibit 1 hereto and the Letter from the Adviser to the Board filed as Exhibit 4 hereto, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.                          Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement

2	Purchase and Sale Agreement

3	Promissory Note

4	Letter from the Adviser to the Board

CUSIP Nos. 637372202 and 637372301

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:            February 23, 2018

/s/ Patrick E. Beans
Patrick E. Beans, as the Special Holdings Direction Adviser

AMANDLA MK TRUST

By:        /s/ Patrick E. Beans
Patrick E. Beans, Trustee